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                      [LETTERHEAD OF DEWEY BALLANTINE LLP]


                                   May 5, 2000

BY FAX & EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C.  20549

Attention:  Jeffrey P. Riedler

                  Re:    Withdrawal of Registration Statement on
                         Form S-1 filed by Reliance Surety Group, Inc.
                         on October 27, 1999 (File No. 333-89731)
                         -------------------------------------------------------

Dear Ladies and Gentlemen:

                  Reliance Surety Group, Inc. (the "Registrant") hereby withdraws its Registration Statement on Form S-1 filed on October 27, 1999 (File No. 333-89731) pursuant to the Securities Act of 1933, as amended. As has been previously announced, Reliance Group Holdings, Inc. ("RGH"), the ultimate parent company of the Registrant, and certain of RGH's subsidiaries entered into a definitive agreement with Travelers Casualty and Surety Company ("Travelers") as of April 10, 2000, to sell the surety and fidelity business of Reliance Insurance Company and other RGH subsidiaries. Prior thereto, it was intended that immediately before the closing of the Registrant's initial public offering, such business was to be transferred to, and would have comprised the principal operations of, Reliance Surety Company, a wholly-owned subsidiary of the Registrant.

                  As a result of RGH's intent to consummate the transaction with Travelers, the Registrant does not intend to consummate the offering contemplated in the above referenced Registration Statement. The Registrant, therefore, does not intend to respond to any of the comments contained in the staff's letter of November 24, 1999.

                  Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the self-addressed, stamped envelope provided. If you have


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Securities and Exchange Commission
May 5, 2000
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any questions or require any further information with respect to this application for withdrawal, please contact Paul W. Zeller, General Counsel of RGH, at (212) 909-1177 or me at (212) 259-6220.

                                Sincerely yours,

                                /s/ Jonathan L. Freedman
                                ------------------------
                                  Jonathan L. Freedman



cc:        Carol M. McGee, Esq.
             Securities and Exchange Commission

           Paul W. Zeller, Esq.
             Senior Vice President and General Counsel of
             Reliance Group Holdings, Inc.